FLAMEMASTER CORPORATION
                                11120 Sherman Way
                              Sun Valley, CA 91352
                               Phone 818-982-1650
                           IRS Employer ID 95-2018730
                           Commission File No. 0-2712




October 14, 2005


Mr. Rufas Decker
Accounting Branch Chief
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549-0510


     RE:  FORM 10-KSB FOR THE YEAR ENDED SEPTEMBER 30, 2004.
          FILE NO. 0-2712


Dear Mr. Decker,

In reply to your 3rd comment letter dated July 18, 2005, below please find our responses to your requests. Please let me know if additional information and/or explanation are needed. We are also looking forward to working with you to ascertain that we are incompliance with the applicable disclosure requirements of our filing.

Financial Statements
--------------------

Statement of Income, page 15
----------------------------

     1. In response to your prior question 1. Per our updated financial statement that was previously sent to you, we have presented royalty expense as part of income from operations, and interest income, interest expense and all other non-operating items below income from operations, and before the income taxes line item. We will continue with this format on our amended 10KSBA for September 2004.

     2. The operations of Starbiz were not reported as discontinued operations in accordance with SFAS 144 due to the nature of the entity. Starbiz was a separate corporation set up to hold investments, principally equity securities, previously held by Flamemaster. These investments were accounted for under SFAS 115. A chronology of events leading up to the spin-out of Starbiz:

Mr. Rufas Decker
September 30, 2005
Page 2 of 3





     03/27/03    Starbiz was incorporated

     06/15/03 Flamemaster transferred approximately 79% of its investment portfolio to Starbiz, Flamemaster's subsidiary. Approximately 74% of this portfolio was comprised of equity securities accounted for under SFAS 115.

     11/15/03 Flamemaster's Board of Directors announced a plan to distribute the common stock of Starbiz to Flamemaster shareholders as a dividend.

     12/30/03 The stock of Starbiz was distributed to the shareholders of Flamemaster

The purpose of this transaction was to avoid having the IRS contend that Flamemaster had accumulated excess earnings and to provide liability protection for these assets.

Originally, Starbiz was not reported as a discontinued operation because we felt that it was, in substance, little more than a portfolio of equity securities. Paragraph 5 of SFAS 144 states that SFAS 144 does not apply to equity securities. Subsequently, the Commission has taken the position that, since the portfolio was transferred into a subsidiary corporation, SFAS 144 does apply and the portfolio should be treated as a discontinued operation.

In order to comply with the Commission's request, we have attempted to break out the activity of the transferred investment portfolio in our Income Statement. However, we have been unable to ascertain exactly what income was attributable to the transferred securities and what income was attributable to those investments that were retained by Flamemaster. We have been able to identify the income of the transferred investments after 6/15/03, as they were segregated after their transfer to Starbiz. Our difficulty arises for the period from 10/1/02 (beginning of fiscal year) to 6/15/03. During this period, the transferred investments were commingled with those investments that were retained by Flamemaster. Our systems do not provide us the data necessary to readily track our investment income by each security held. The best we could do is to estimate these amounts, but there would be no assurance of accuracy. Additionally, we have encountered further difficulty compiling the data necessary to amend the Statement of Cash Flows for the year ended 9/30/03. We have been unable to even develop estimates for these numbers.

In light of the difficulty of compiling the figures to report the transferred investment portfolio as a discontinued operation, and the possible unreliability of those numbers, we request that the Commission reconsider its request that the activity of the transferred investments (through Starbiz) be reported as a discontinued operation. In

Mr. Rufas Decker
September 30, 2005
Page 3 of 3





considering our request, we also ask the Commission to give consideration to the fact that Flamemaster filed Form 15 to de-register on May 26th, 2005. Flamemaster had less than 10 million in assets over the past 3 reporting years, and approximately 100 record holders, of which 38 are affiliated with the company. Even if possible, compiling these figures would become overly burdensome.

Included as an attachment to this response is a visual timeline of the transfer of the investment portfolio to Starbiz, and ultimately, to Flamemaster shareholders.



                 FORM10-QSB FOR THE PERIOD ENDED MARCH 31, 2005

Comment applicable to our overall filing
----------------------------------------

     3. We addressed all the required comments made in these reports in our Form 10-QSB for the period ended March 31, 2005.




We have endeavored to answer clearly your questions regarding our 10KSB for September 30, 2004 and our 10QSB for March 2005 and will incorporate all changes in our amended report.


Sincerely,

/s/ Joseph Mazin

Joseph Mazin
President and Chief Executive Officer

                                                                    EXHIBIT 99.1
                                                                    ------------





                                   FLAMEMASTER
                          TIMELINE OF STARBIZ SPIN-OUT




3/27/03  -- STARBIZ WAS INCORPORATED

6/15/03  -- FLAMEMASTER TRANSFERRED INVESTMENT PORTFOLIO TO WHOLLY OWNED
            SUBSIDIARY, STARBIZ

11/15/03 -- BOARD DECIDED TO SPIN-OUT STARBIZ

12/30/03 -- STARBIZ STOCKS DISTRIBUTED TO FLAMEMASTER SHAREHOLDERS





   |    3/27/03   |   |   6/15/03   |   |     11/15/03     |   |  12/30/03   |
   |    STARBIZ   |   |   STOCKS    |   | BOARD DECIDED TO |   |   STARBIZ   |
   | INCORPORATED |   | (INVESTMENT |   | SPIN OUT STARBIZ |   | SPUN-OUT TO |
          |           | PORTFOLIO)  |            |             | FLAMEMASTER |
          |           | TRANSFERRED |            |             | SHAREHOLDER |
          |           | TO STARBIZ  |            |                 |
          |                  |                   |                 |
          |                  |                   |                 |
          |                  |                   |                 |
--------------------------------------------------------------------------------
     |                                   |                              |
     |                                   |                              |
     |                                   |                              |
|         |                          |         |                   |          |
| 9/30/02 |                          | 9/30/03 |                   |  9/30/04 |
|   FYE   |                          |   FYE   |                   |    FYE   |
|         |                          |         |                   |          |